Baynon International Corporation

266 Cedar Street

Cedar Grove, New Jersey 07009

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Silex Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed March 28, 2012

File No. 000-26653

Dear Mr. Rosenberg:

In response to your comment letter dated December 21, 2012, we have the following responses:

 Item 9A. Controls and Procedures, page 22

1.  It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2011 and concluded as to their effectiveness. We ask that you amend your filing to provide the required management's report on internal control over financial reporting. In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

The disclosure has been revised to include the complete management’s report on internal control, as well as to show that the financial controls and procedures were not effective.

The company acknowledges that:

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The company is responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further comments or questions you may have to the company's attorney:

J.M. Walker & Associates

 Attorneys At Law

7841 South Garfield Way

Centennial, CO 80122

Phone 303-850-7637

Thank you.

Sincerely,

/s/ Pasquale Catizone

    Pasquale Catizone

    President and Chief Executive Officer